

Bradford & Bingley

RECEIVED

2006 MAR 14 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06011640

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

2 March 2006

Dear Sir

SUPPL

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

24 February 2006

Bradford & Bingley completes acquisition of £328 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £328 million. This is the first purchase resulting from an agreement announced in January 2006 to acquire up to £1.4 billion of loans during 2006 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £40.8 billion on 31st December 2005, by around 0.8%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 19% buy-to-let, 48% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £133,000 and an average loan to value of approximately 78%.

Note

- The consideration figures include the assets purchased and a premium payable to the seller

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Email : katherine.conway@bbg.co.uk
Phillip McLelland
+44 (0) 1274 806112
Email : phillip.mclelland@bbg.co.uk
Media Relations
Nickie Aiken
+44 (0) 20 7067 5632
Email : nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Director/Person Discharging Managerial Responsibility shareholding

Below are details of share allocations made to Directors/Persons Discharging Managerial Responsibility on 28 February 2006.

Executive Incentive Plan 2005

The following allocations of Ordinary 25p shares were made under the terms of the above Plan.

Director/PDMR	Number of shares allocated
Steven Crawshaw	61,338
Robert Dickie	23,791
Chris Gillespie	24,783
Chris Willford	32,926
Timothy Dawson	14,445
Roger Hattam	18,056
Paul Saxton	13,382
Mark Stevens	18,056

Subject to the rules of the Plan, the shares will be released to the participants in February 2009. The Directors/PDMRs will receive any dividends payable on the shares prior to the release date. Subject to the achievement of performance conditions, linked to earnings per share growth, additional matching shares may be allocated to the Directors/PDMRs on the date of the release in February 2009.

The shares were allocated at a price of 470.75p.

1 March 2006
END

Se28020601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

i) Notification relates to i) only

3) Name of person discharging managerial responsibility/director.
Timothy Dawson

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Timothy Dawson

8) State the nature of the transaction.
Exercise of sharesave option and sale of shares

9) Number of shares, debentures or financial instruments relating to shares acquired.
8,437 - as a result of sharesave option exercise - option price £2.00

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
8,437

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
xxx.00 pence per share

14) Date and place of transaction.
1 March 2006. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
1 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............1 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

i) Notification relates to i) only

3) Name of person discharging managerial responsibility/director.
Steven Crawshaw

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Steven Crawshaw

8) State the nature of the transaction.
Exercise of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
8,437 - as a result of sharesave option exercise

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
200.00 pence per share

14) Date and place of transaction.
1 March 2006. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
1 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............1 March 2006